UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grindrod Shipping Holdings Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y28895103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y28895103

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,145,053
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,145,053

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,053
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.01%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y28895103

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,145,053
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,145,053

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,053
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.01%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y28895103

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,145,053
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,145,053

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,053
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.01%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y28895103

1.	Names of Reporting Persons. QVT Family Office Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,145,053
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,145,053

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,053
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.01%
12.	Type of Reporting Person (See Instructions) PN

Item 1(a).	Name of Issuer

Grindrod Shipping Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

#03-01 Southpoint, 200 Cantonment Road, Singapore 089763

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP

444 Madison Avenue, 21st Floor

New York, New York 10022

Delaware Limited Partnership

QVT Financial GP LLC

444 Madison Avenue, 21st Floor

New York, New York 10022

Delaware Limited Liability Company

QVT Associates GP LLC

444 Madison Avenue, 21st Floor

New York, New York 10022

Delaware Limited Liability Company

QVT Family Office Fund LP

190 Elgin Avenue

George Town, Grand Cayman, KY1 9005 Cayman Islands

Cayman Islands Limited Partnership

Item 2(d).	Title of Class of Securities

Ordinary shares, no par value (the “Ordinary Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is Y28895103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

(a)	Amount beneficially owned as of December 31, 2018:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Family Office Fund LP (the “Fund”). The Fund beneficially owns 1,145,053 Ordinary Shares. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,145,053 Ordinary Shares, consisting of the shares beneficially owned by the Fund.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Ordinary Shares reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the aggregate number of the Ordinary Shares owned by the Fund, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 1,145,053 Ordinary Shares.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated on the basis of 19,063,833 Ordinary Shares outstanding, which was the total number of shares issued and outstanding reported in the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on September 7, 2018.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See item (a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

QVT FINANCIAL LP	QVT FAMILY OFFICE FUND LP

By QVT Financial GP LLC, its General Partner	By QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu

Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Meg Eisner	By:	/s/ Meg Eisner

Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu

Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Meg Eisner	By:	/s/ Meg Eisner

Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory